Issuer Free Writing Prospectus dated April 11, 2013

Filed Pursuant to Rule 433

Registration No. 333-184184

(Relating to Preliminary Prospectus Supplement dated April 9, 2013)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement (Registration No. 333-184184) and a preliminary prospectus supplement dated April 9, 2013 (together with the base prospectus dated October 19, 2012 set forth in the registration statement, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Phone: 866-718-1649, Email: prospectus@morganstanley.com or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Phone: 866-803-9204. References herein to “we,” “us,” “our” and “Infinity” refer to Infinity Pharmaceuticals, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Infinity Pharmaceuticals, Inc. (NASDAQ: INFI)

Selling stockholders	Beacon Company and Rosebay Medical Company L.P.

Common stock offered by the selling stockholders	10,000,000 shares of common stock. In addition, the selling stockholders have granted the underwriters a 30-day option to purchase up to 1,416,565 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Public offering price	$40.00 per share.

Proceeds	We will not receive any proceeds from the sale of any shares of our common stock offered by the selling stockholders.

Pricing date	April 10, 2013.

Closing date	April 16, 2013.

Joint book-running managers	Morgan Stanley

J.P. Morgan

Percentage of common stock of Infinity to be beneficially owned by the selling stockholders and Purdue Pharma L.P. after the offering	2.96% (0% if the underwriters exercise the over-allotment option)

Termination of Securities Purchase Agreement	Contingent upon the sale by the selling stockholders of all of their shares of our common stock in this offering, including the shares subject to the over-allotment option, we intend to terminate the securities purchase agreement, dated July 17, 2012, that we entered into with the selling stockholders and Purdue Pharma L.P. (“PPLP”), as amended by that certain letter agreement, dated April 9, 2013, that we entered into with the selling stockholders and PPLP (the “Securities Purchase Agreement”). The termination of the Securities Purchase Agreement results in, among other things, the elimination of the “piggyback” registration rights of the selling stockholders and PPLP, certain lock-up arrangements in effect with respect to the shares held by the selling stockholders and PPLP, and the selling stockholders’ and PPLP’s agreement to vote their respective shares as provided in the Securities Purchase Agreement.

Termination of lock-up agreement with the underwriters following expiration of the underwriters’ 30-day option to exercise the over-allotment option	Contingent upon the closing of the offering, any shares of our common stock still held by the selling stockholders and PPLP upon the expiration of the underwriters’ 30-day option to exercise the over-allotment option will be released from the lock-up restrictions set forth in (i) that certain lock-up agreement, dated December 10, 2012, by and between the underwriters and Beacon Company, (ii) that certain lock-up agreement, dated December 10, 2012, by and between the underwriters and Rosebay Medical Company L.P. and (iii) that certain lock-up agreement, dated December 10, 2012, by and between the underwriters and PPLP.